UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEVSUN RESOURCES LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

 64156L101

(CUSIP Number)

D.F. King, an AST Company

48 Wall St, New York

NY 10005

Telephone: 1 (866) 822-1238

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64156L101		SCHEDULE 13D

1	Name of Reporting Person or I.R.S. Identification No. of Above Person 1178180 B.C. LTD.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 276,820,575

	8	Shared Voting Power 0

	9	Sole Dispositive Power 276,820,575

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,820,575

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.44%

14	Type of Reporting Person CO

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Zijin Mining Group Co. Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 276,820,575

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 276,820,575

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,820,575

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.44%

14	Type of Reporting Person CO

CUSIP No. 64156L101	SCHEDULE 13D

Item 1.         Security and Issuer.

This Schedule 13D relates to common shares (the “Shares”) of Nevsun Resources Ltd., a Canada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1750-1066 West Hastings Street, Vancouver, BC V6E 3X1.

Item 2.         Identity and Background.

(a)         This Schedule 13D is being filed jointly by 1178180 B.C. LTD. (“Subsidiary), a Canada corporation, and Zijin Mining Group Co., Ltd (“Parent”), a corporation established under the laws of the People’s Republic of China (together, referred to herein as the “Reporting Persons”). Subsidiary is a wholly-owned subsidiary of Parent.

(b)         The address of the principal office of the Reporting Persons is No. 1 Zijin Road, Shanghang County, Fujian Province, China.

(c)          The Reporting Persons’ principal business is in the exploration and development of gold, copper and zinc.

(d)         The Reporting Persons have not during the last five years been convicted in a criminal proceeding.

(e)          The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source or Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares pursuant to an offer dated September 14, 2018, as amended by a notice of variation dated December 5, 2018, and as extended by a notice of extension dated December 28, 2018 (collectively, the “Offer”). Payment for such Shares was made in full from the proceeds of a loan facility underwritten by China Construction Bank Corporation and a loan facility with the Bank of China Limited.

Item 4.         Purpose of Transaction.

The purpose of the Offer is for Reporting Persons to acquire control of, and the entire equity interest in, the Issuer through an ultimate acquisition of all outstanding Shares.

The Reporting Persons acquired the Shares pursuant to the Offer, whereby the Reporting Persons offered to purchase all of the issued and outstanding common shares of Nevsun together with the associated rights issued under the shareholder rights plan of Nevsun. Between September 14, 2018, and December 28, 2018, the Reporting Persons purchased 267,293,588 common shares of the Issuer. On January 7, 2019, the Reporting Persons acquired ownership and control of an aggregate number of 9,526,987 common shares at a price of $6.00 per common share, representing approximately 3.07% of all issued and outstanding common shares of Issuer. As of the date of this filing, the Reporting Persons own approximately 92.44% of all issued and outstanding common shares of Issuer.

Item 5.         Interest in Securities of the Issuer.

(a)-(b)              As of the date of this Schedule 13D, the Reporting Persons beneficially own and have shared power to vote and shared power of disposition over 276,820,575 shares of the Issuer totaling approximately 92.44% of all issued and outstanding common shares of the Issuer.

(c)                                  Between September 14, 2018, and December 28, 2018, the Reporting Persons purchased 267,293,588 common shares of the Issuer.

(d)                                 Except for the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)                                  Not Applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Parent and Issuer have entered into a pre-acquisition agreement dated September 4, 2018 pursuant to which Parent has agreed to make an offer and the Issuer’s board of directors has agreed to endorse and recommend the offer to the Issuer’s shareholders, subject to the terms and conditions of the agreement.

Pursuant to lock-up agreements dated September 4, 2018 between Parent and each of the directors and senior officers of Issuer, each of the locked-up persons have agreed to deposit their Shares to the offer and not to withdraw such Shares, subject to certain conditions, representing an aggregate of approximately 2.08% of the issued and outstanding common shares of the Issuer on a fully diluted basis.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1

Pre-Acquisition Agreement between Nevsun Resources Ltd. and Zijin Mining Group Co., Ltd. dated September 4, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 2

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Ian Pearce dated September 4, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 3

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Peter G. Kukielski dated September 4, 2018 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 4

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Anne Giardini dated September 4, 2018 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 5

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Stephen Scott dated September 4, 2018 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 6

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Geoff Chater dated September 4, 2018 (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 7

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Ian Ashby dated September 4, 2018 (incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 8

Lock Up Agreement between Zijin Mining Group Co., Ltd. and David Smith dated September 4, 2018 (incorporated by reference to Exhibit 99.8 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 9

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Joseph Giuffre dated September 4, 2018 (incorporated by reference to Exhibit 99.9 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 10

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Marc Blythe dated September 4, 2018 (incorporated by reference to Exhibit 99.10 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 11

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Jerzy Orzechowski dated September 4, 2018 (incorporated by reference to Exhibit 99.11 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 12

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Peter M. Manojlovic dated September 4, 2018 (incorporated by reference to Exhibit 99.12 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 13

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Todd Romaine dated September 4, 2018 (incorporated by reference to Exhibit 99.13 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 14

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Ryan MacWilliam dated September 4, 2018 (incorporated by reference to Exhibit 99.14 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 15

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Scott Trebilcock dated September 4, 2018 (incorporated by reference to Exhibit 99.15 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

CUSIP No. 64156L101	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2019

1178180 B.C. LTD. (a wholly owned subsidiary of Zijin Mining Group Co. Ltd)

By:	/s/ Fan Cheung Man
	Name:	Fan Cheung Man
	Title:	Director

Zijin Mining Group Co. Ltd.

By:	/s/ Fang Qixue
	Name:	Fang Qixue
	Title:	Executive Director

Exhibit Index

Exhibit 1

Pre-Acquisition Agreement between Nevsun Resources Ltd. and Zijin Mining Group Co., Ltd. dated September 4, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 2

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Ian Pearce dated September 4, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 3

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Peter G. Kukielski dated September 4, 2018 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 4

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Anne Giardini dated September 4, 2018 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 5

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Stephen Scott dated September 4, 2018 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 6

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Geoff Chater dated September 4, 2018 (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 7

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Ian Ashby dated September 4, 2018 (incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 8

Lock Up Agreement between Zijin Mining Group Co., Ltd. and David Smith dated September 4, 2018 (incorporated by reference to Exhibit 99.8 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 9

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Joseph Giuffre dated September 4, 2018 (incorporated by reference to Exhibit 99.9 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 10

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Marc Blythe dated September 4, 2018 (incorporated by reference to Exhibit 99.10 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 11

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Jerzy Orzechowski dated September 4, 2018 (incorporated by reference to Exhibit 99.11 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 12

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Peter M. Manojlovic dated September 4, 2018 (incorporated by reference to Exhibit 99.12 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 13	Lock Up Agreement between Zijin Mining Group Co., Ltd. and Todd Romaine dated September 4, 2018 (incorporated by reference to Exhibit 99.13 to the

Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 14

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Ryan MacWilliam dated September 4, 2018 (incorporated by reference to Exhibit 99.14 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).

Exhibit 15

Lock Up Agreement between Zijin Mining Group Co., Ltd. and Scott Trebilcock dated September 4, 2018 (incorporated by reference to Exhibit 99.15 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 12, 2018).